Exhibit 3.2

                           Chapman and Cutler
                         111 West Monroe Street
                        Chicago, Illinois  60603


                            February 22, 1996



Van Kampen American Capital Distributors, Inc.
One Parkview Plaza
Oakbrook Terrace, Illinois  60181

The Bank of New York
101 Barclay Street
New York, New York 10286


     Re: Insured Municipals Income Trust, 191st Insured Multi-Series

Gentlemen:

     We have acted as counsel for Van Kampen American Capital Distributors, Inc., Depositor of Insured Municipals Income Trust, 191st Insured Multi-Series (the "Fund"), in connection with the issuance of Units of fractional undivided interest in the several Trusts of said Fund under a Trust Agreement dated February 22, 1996 (the "Indenture") between Van Kampen American Capital Distributors, Inc., as Depositor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent. Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

          (i) Each Trust is not an association taxable as a corporation but will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, Internal Revenue Code of 1986 (the "Code").

         (ii) Each Unitholder will be considered as owning a pro rata share of each asset of the respective Trust in the proportion that the number of Units of such Trust held by him bears to the total number of Units outstanding of such Trust. Under subpart E, subchapter J of chapter 1 of the Code, income of each Trust will be treated as income of each Unitholder of the respective Trust in the proportion described, and an item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of a Trust consists of interest and original issue discount excludable from gross income under Section 103 of the Code, such income will be excludable from Federal gross income of the Unitholders, except in the case of a Unitholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bonds or certain private activity bonds held by the respective Trust. In the case of such Unitholder (and no other) interest received with respect to his Units attributable to such industrial development bonds or such private activity bonds is includable in his gross income. In the case of certain corporations, interest on the Bonds is included in computing the alternative minimum tax pursuant to Section 56(c) of the Code, the environmental tax (the "Superfund Tax") imposed by Section 59A of the Code, and the branch profits tax imposed by Section 884 of the Code with respect to U.S. branches of foreign corporations.

        (iii) Gain or loss will be recognized to a Unitholder upon redemption or sale of his Units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the Units represented by his Certificate. Before adjustment, such basis would normally be cost if the Unitholder had acquired his Units by purchase, plus his aliquot share of advances by the Trustee to the Trust to pay interest on Bonds delivered after the Unitholder's settlement date to the extent that such interest accrued on the Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust, but only to the extent that such advances are to be repaid to the Trustee out of interest received by such Trust with respect to such Bonds. In addition, such basis will be increased by the Unitholder's aliquot share of the accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each Bond held by the Fund with respect to which there was an original issue discount at the time the Bond was issued (or which was purchased with market discount) and reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust.

        (iv) If the Trustee disposes of a Trust asset (whether by sale, payment on maturity, redemption or otherwise) gain or loss is recognized to the Unitholder and the amount thereof is measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his Units among each of the Trust assets (as of the date on which his Units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such Units. A Unitholder's basis in his Units and of his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of interest received by the Trust, if any, on Bonds delivered after the Unitholder's settlement date to the extent that such interest accrued on the Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the Trust, must be reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust and must be increased by the Unitholder's share of the accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each Bond which, at the time the Bond was issued, had original issue discount (or which was purchased with market discount).

          (v) In the case of any Bond held by the Trust where the "stated redemption price at maturity" exceeds the "issue price", such excess shall be original issue discount. With respect to each Unitholder, upon the purchase of his Units subsequent to the original issuance of Bonds held by the Trust, Section 1272(a)(7) of the Code provides for a reduction in the accrued "daily portion" of such original issue discount upon the purchase of a Bond subsequent to the Bond's original issue, under certain circumstances. In the case of any Bond held by the Trust the interest on which is excludable from gross income under Section 103 of the Code, any original issue discount which accrues with respect thereto will be treated as interest which is excludable from gross income under
     Section 103 of the Code.

         (vi) We have examined the Municipal Bond Unit Investment Trust Insurance Policies, if any, issued to certain of the Trusts on the Date of Deposit by AMBAC Indemnity Corporation, Financial Guaranty Insurance Corporation or a combination thereof. Each such policy, or a combination of such policies, insures all bonds held by the Trustee for that particular Trust (other than bonds described in paragraph (vii)) against default in the prompt payment of principal and interest. In our opinion, any amount paid under each said policy, or a combination of said policies, which represents maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in normal course by the issuer provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds. Paragraph (ii) of this opinion is accordingly applicable to insurance proceeds representing maturing interest.

        (vii) Certain bonds in the portfolios of certain of the Trusts have been insured by the issuers thereof against default in the prompt payment of principal and interest. Insurance has been obtained for such bonds, or, in the case of a commitment, the bonds will be ultimately insured under the terms of such an insurance policy, which are designated as issuer insured bonds on the portfolio pages of the respective Trusts in the Prospectus for the Fund, by the issuer of such bonds. Insurance obtained by the issuer is effective so long as such bonds remain outstanding. For each of these bonds, we have been advised that the aggregate principal amount of such bonds listed on the portfolio page for the respective Trust was acquired by the applicable Trust and are part of the series of such bonds listed on the portfolio page for the respective Trust in the aggregate principal amount listed on the portfolio page for the respective Trust. Based upon the assumption that the bonds acquired by the applicable Trust are part of the series covered by an insurance policy or, in the case of a commitment, will be ultimately insured under the terms of such an insurance policy, it is our opinion that any amounts received by the applicable Trust representing maturing interest on such bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in normal course by the Issuer provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds. Paragraph (ii) of this opinion is accordingly applicable to such payment.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accured based upon its issue price (its "adjusted issue price"). The application of these rules will also vary depending on the value of the bond on the date a Unitholder acquires his Units, and the price the Unitholder pays for his Units.

     Because the Trusts do not include any "private activity" bonds within the meaning of Section 141 of the Code issued on or after August 8, 1986, none of the Trust Funds' interest income shall be treated as an item of tax preference when computing the alternative minimum tax. In the case of corporations, for taxable years beginning after December 31, 1986, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI") which is the corporations' taxable income with certain adjustments.

     Pursuant to Section 56(c) of the Code, one of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment
Trust or REMIC) for taxable years beginning after 1989, is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust, and tax-exempt original issue discount.

     Effective for tax returns filed after December 31, 1987, all taxpayers are required to disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

     Section 265 of the Code provides for a reduction in each taxable year of 100 percent of the otherwise deductible interest on indebtedness incurred or continued by financial institutions, to which either
Section 585 or Section 593 of the Code applies, to purchase or carry obligations acquired after August 7, 1986 (with certain exceptions), the interest on which is exempt from Federal income taxes for such taxable year. Under rules prescribed by Section 265, the amount of interest otherwise deductible by such financial institutions in any taxable year which is deemed to be attributable to tax-exempt obligations acquired after August 7, 1986, will be the amount that bears the same ratio to the interest deduction otherwise allowable (determined without regard to Section 265) to the taxpayer for the taxable year as the taxpayer's average adjusted basis (within the meaning of Section 1016) of tax-exempt obligations acquired after August 7, 1986, bears to such average adjusted basis for all assets of the taxpayer, unless such financial institution can otherwise establish, under regulations, to be prescribed by the Secretary of the Treasury, the amount of interest on indebtedness incurred or continued to purchase or carry such obligations. On December 7, 1995 the U.S. Treasury Department released proposed legislation that, if adopted, would generally extend the financial institution rules to all corporations, effective for obligations acquired after the date of announcement.

     We also call attention to the fact that, under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. However, these rules generally do not apply to interest paid on indebtedness incurred for expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale of redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues.

     We have also examined certain laws of the State of Florida, to determine their applicability to the Florida IM-IT 101 (the "Florida Trust") being created as part of the Fund and to the holders of Units in the Florida Trust who are residents of the State of Florida. "Non-Corporate Unitholder" means a Unitholder of the Florida Trust who is an individual not subject to the Florida state income tax on corporations under Chapter 220, Florida Statutes and "Corporate Unitholder" means a Unitholder of the Florida Trusts that is a corporation, bank or savings association or other entity subject to the Florida state income tax on corporations or franchise tax imposed on banks or savings associations under Chapter 220, Florida Statutes.

     Although we express no opinion with respect thereto, in rendering the opinion expressed herein, we have assumed that the Bonds were validly issued by the State of Florida or its instrumentalities or municipalities. Based on the foregoing, it is our opinion that:

          (a) Neither the Florida Trust nor Non-Corporate Unitholders will be subject to the Florida income tax imposed by Chapter 220, Florida Statutes. Therefore, any amounts paid to the Florida Trusts or Non-Corporate Unitholders under an insurance policy issued to the Florida Trusts, the Issuers, the Underwriters, or the Sponsors thereof, or others, which represent maturing interest on defaulted obligations held by the Trustee will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

         (b) Corporate Unitholders will be subject to Florida income or franchise taxation under Chapter 220, Florida Statutes (1) on interest received by the Trust, (2) on payments of interest pursuant to any insurance policy, (3) on gain realized when Bonds are sold, redeemed or paid at maturity or when insurance payments with respect to principal are received by the Trust and (4) on gain on the sale or redemption of Units, to the extent such items are allocable to
     Florida under Chapter 220, Florida statutes. In the case of Corporate Unitholders that have a commercial domicile in Florida 100 percent of the items of income described in clauses (1) through (4) of the immediately preceding sentence will be allocable to Florida to the extent that such income constitutes "nonbusiness income."

          (c) Even if interest on indebtedness incurred or continued by a Unitholder to purchase Units in the Trust is not deductible for Federal income tax purposes, it will reduce interest income on the Bonds which is reportable by Corporate Unitholders for Florida income tax purposes.

          (d) Trust Units held by a Florida resident will be includible in the resident's estate for Florida estate tax purposes, but if such estate is not subject to the Federal estate tax, the estate will not be subject to the Florida estate tax. The Florida estate tax is limited to the amount of the credit for state death taxes provided for in section 2011 of the Code, less estate taxes paid to states other than Florida.

          (e) Neither the Bonds nor the Units will be subject to the Florida ad valorem tax, the Florida intangible personal property tax or the Florida sales or use tax.

                                    Very truly yours,



                                    Chapman and Cutler
MJK/cjw